# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MYT Netherlands Parent B.V., CIK 0001831907
CUSIP: 55406W103
Title of class of securities: Ordinary Shares, nominal value EUR 0.000015 per Ordinary Share
Address of issuer's principal executive offices: Einsteinring 9, Aschheim/Munich, Germany (2M), 85609
Date of event which requires filing of this statement: 04/23/2025
Filed by CIK 0001235577
Persons authorized to receive notices and communications: Swen Grundmann, Richemont International S.A., Chemin de la Chenaie 50, Bellevue, Geneva, Switzerland (V8), 1293, 00 41 22 721 35 00; Copy to: George A. Stephanakis, Cravath, Swaine & Moore LLP, CityPoint, One Ropemaker Street, London, United Kingdom (X0), EC2Y 9HR, 00 44 20 7453 1000

## Reporting persons
- COMPAGNIE FINANCIERE RICHEMONT SA (CIK 0001235577): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 49,741,342; sole dispositive power 0; shared dispositive power 49,741,342; aggregate amount beneficially owned 49,741,342 (36.5% of the class)
  Comment: Note to 2: The Reporting Persons (as defined below) expressly disclaim being members of a "group" within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), with any person which is not a Reporting Person.
  
  Note to 13: Ownership percentage is based on an aggregate number of 136,374,256 Shares outstanding immediately following the completion of the YNAP Acquisition (as defined below), as disclosed by the Issuer in its Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the "SEC") on April 24, 2025.
- RICHEMONT ITALIA HOLDING S.P.A.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 49,741,342; sole dispositive power 0; shared dispositive power 49,741,342; aggregate amount beneficially owned 49,741,342 (36.5% of the class)
  Comment: Note to 2: The Reporting Persons expressly disclaim being members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act, with any person which is not a Reporting Person.
  
  Note to 13: Ownership percentage is based on an aggregate number of 136,374,256 Shares outstanding immediately following the completion of the YNAP Acquisition, as disclosed by the Issuer in its Report on Form 6-K furnished to the SEC on April 24, 2025.
- COMPAGNIE FINANCIERE RUPERT: type of reporting person: corporation (CO), partnership (PN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 49,741,342; sole dispositive power 0; shared dispositive power 49,741,342; aggregate amount beneficially owned 49,741,342 (36.5% of the class)
  Comment: Note to 2: The Reporting Persons expressly disclaim being members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act, with any person which is not a Reporting Person.
  
  Note to 13: Ownership percentage is based on an aggregate number of 136,374,256 Shares outstanding immediately following the completion of the YNAP Acquisition, as disclosed by the Issuer in its Report on Form 6-K furnished to the SEC on April 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR 0.000015 per Ordinary Share
Name of issuer: MYT Netherlands Parent B.V.
Address of issuer's principal executive offices: Einsteinring 9, Aschheim/Munich, Germany (2M), 85609
Comment:
This statement on Schedule 13D (this "Schedule 13D") is filed with respect to 49,741,342 ordinary shares, nominal value EUR 0.000015 per ordinary share, of MYT Netherlands Parent B.V. (the "Issuer"), held by Richemont Italia Holding S.p.A. ("Richemont Italia"). Richemont Italia is a wholly owned subsidiary of Richemont International Holding S.A. ("Richemont International"), which is a wholly owned subsidiary of Compagnie Financiere Richemont SA ("CF Richemont"). CF Richemont and the aforementioned wholly owned subsidiaries of CF Richemont are collectively referred to herein as the "Richemont Entities". CF Richemont and all of its subsidiaries are collectively referred to herein as the "Richemont Group". Compagnie Financiere Rupert ("CF Rupert") holds shares in CF Richemont representing approximately 11% of the capital of CF Richemont and approximately 51% of the voting rights in CF Richemont as of the date hereof.

All references herein to "euro" or "EUR" are to the single currency of the member states of the European Union participating in the third stage of the Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended and supplemented from time to time. All references herein to "$" or "US$" are to U.S. dollars.

The class of equity securities to which this Schedule 13D relates is the ordinary shares, nominal value EUR 0.000015 per ordinary share, of the Issuer (the "Shares"). The name of the Issuer is MYT Netherlands Parent B.V., a private company with limited liability, whose principal executive offices are located at Einsteinring 9, 85609 Aschheim/Munich, Germany. The American Depositary Shares ("ADSs") of the Issuer are listed on the New York Stock Exchange ("NYSE") under the trading symbol "MYTE" and each ADS represents one Share. Effective May 1, 2025, the name of the Issuer is expected to be changed from MYT Netherlands Parent B.V. to LuxExperience B.V. and its NYSE trading symbol from "MYTE" to "LUXE".

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by Richemont Italia, CF Richemont and CF Rupert (together, the "Reporting Persons"). An agreement among the Reporting Persons that this Schedule 13D be filed on behalf of each of them is attached hereto as Exhibit 99.1.

Set forth in Annex A to this Schedule 13D attached hereto as Exhibit 99.2 ("Annex A"), and incorporated herein by reference, are the name, state or other place of organization and address of the principal office of each of the Reporting Persons and the Richemont Entities. The principal business of the Richemont Entities is the holding of interests primarily in the field of luxury goods. The principal business of CF Rupert is the holding of investments.

Set forth in Annex B to this Schedule 13D attached hereto as Exhibit 99.3 ("Annex B"), and incorporated herein by reference, is a list of the directors and executive officers of the Richemont Entities and the partners of CF Rupert, which contains the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (iv) citizenship.
Residence or business address: See (a) above.
Present principal occupation or employment: See (a) above.
Criminal convictions in the last five years: During the last five years, none of the Richemont Entities or CF Rupert nor, to the knowledge of the Reporting Persons, any of the persons listed in Annex B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Richemont Entities or CF Rupert nor, to the knowledge of the Reporting Persons, any of the persons listed in Annex B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See (a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 23, 2025 (the "YNAP Acquisition Completion Date"), pursuant to a share purchase agreement dated as of October 7, 2024 (the "Share Purchase Agreement"), among the Issuer, Richemont Italia and CF Richemont, the Issuer issued 49,741,342 Shares to Richemont Italia (the "Consideration Shares") in exchange for all the ordinary shares of YOOX Net-a-Porter Group S.p.A. ("YNAP") (the "YNAP Shares"), and Richemont Italia transferred the YNAP Shares to the Issuer (the "YNAP Acquisition"). Other than the YNAP Shares, none of the Reporting Persons has paid any funds or consideration to the Issuer in connection with the acquisition of the Consideration Shares. No borrowed funds were used to acquire the Consideration Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
SHARE PURCHASE AGREEMENT

On October 7, 2024, the Issuer, Richemont Italia and CF Richemont entered into the Share Purchase Agreement, pursuant to which Richemont Italia agreed to sell, and the Issuer agreed to acquire, the YNAP Shares in exchange for the issuance of the Consideration Shares to Richemont Italia. The Consideration Shares have the same rights as, and rank pari passu in all respects with, the other outstanding Shares, including with respect to all dividends, distributions or any return of capital declared, paid or made on the other outstanding Shares.

Pursuant to the Share Purchase Agreement, Richemont Italia and the Issuer also undertook to use all reasonable endeavors to enter into a loan agreement between Richemont International (as lender) and The Net-A-Porter Group Limited (as borrower). As further described below, on the YNAP Acquisition Completion Date, the relevant parties executed the Revolving Facility Agreement and related English Guarantee and Indemnity Agreement and Italian Guarantee and Indemnity Agreement (each, as defined below).

CF Richemont, as an indirect shareholder of Richemont Italia, agreed to guarantee any post-completion adjustment payment obligations of Richemont Italia under the Share Purchase Agreement relating to any shortfall against the target net financial position of YNAP on the YNAP Acquisition Completion Date.

Pursuant to the Share Purchase Agreement, the Issuer undertook not to declare, make or pay any dividend (in cash or in specie) or other distribution (whether in cash or in specie) or reduce, repurchase or redeem any part of its share capital prior to the YNAP Acquisition Completion Date.

RELATIONSHIP AGREEMENT

On the YNAP Acquisition Completion Date, Richemont Italia and the Issuer entered into a relationship agreement (the "Relationship Agreement") to agree on certain arrangements relating to the governance of the Issuer and to manage the relationship between the Issuer and Richemont Italia as a minority shareholder of the Issuer.

Pursuant to the Relationship Agreement, for as long as Richemont Italia and its affiliates own a specified minimum amount of Shares, Richemont Italia has the right (but not the obligation) to (i) nominate one individual to serve as a member of the supervisory board of the Issuer (the "Supervisory Board") for appointment by the general meeting of shareholders of the Issuer (the "Richemont Nominee"), and (ii) have one designated and appointed person attend and participate in, subject to certain reasonably necessary limitations, meetings of the Supervisory Board or any committee thereof as a non-voting observer (the "Richemont Observer"). On the YNAP Acquisition Completion Date, Mr. Burkhart Grund joined the Supervisory Board as the Richemont Nominee.

Richemont Italia may only nominate the Richemont Nominee after consultation with the Nominations, Governance and Sustainability Committee of the Issuer. The Richemont Nominee shall (i) have the required knowledge and experience, (ii) not hold a board, officer or management position in any entity that undertakes activities that materially compete with the Issuer's business, (iii) not be subject to any criminal, administrative or similar investigations by any authority or proceedings, and (iv) be eligible for appointment to the Supervisory Board under Dutch law and the NYSE listing rules.

Pursuant to a voting agreement dated as of October 7, 2024 (the "Voting Agreement"), between the Issuer and MYT Holding LLC ("MYT Holding"), MYT Holding has undertaken to the Issuer to vote its Shares in person or by proxy at any general meeting of the shareholders of the Issuer (i) in favor of the resolution to appoint the Richemont Nominee as a member of the Supervisory Board (the "Proposed Resolution"), (ii) against any resolution or proposal to adjourn a general meeting of the shareholders of the Issuer at which the Proposed Resolution is placed on the agenda, and (iii) against any resolution or proposal to dismiss the Richemont Nominee, unless such dismissal would be in accordance with the Relationship Agreement. The Issuer has undertaken in the Relationship Agreement that it shall use its best efforts to (i) enforce the foregoing obligations of MYT Holding pursuant to the Voting Agreement, and (ii) not amend, vary, rescind or terminate the Voting Agreement without the prior written consent of Richemont Italia.

The Issuer has also agreed that, other than as permitted by the Relationship Agreement, it will cause the management board of the Issuer (the "Management Board") and the Supervisory Board not to exercise any right to suspend or dismiss any Richemont Nominee, make any proposal to the general meeting of the shareholders of the Issuer to that effect, or serve any notice on the Richemont Nominee requiring his or her resignation, without the prior written consent of Richemont Italia, except if the Supervisory Board finds that the Richemont Nominee has engaged in fraud or gross misconduct in the performance of his or her duties as a Supervisory Board member. The Issuer has agreed that if the Richemont Nominee is dismissed, Richemont Italia has the right to nominate a replacement.

Richemont Italia's right to nominate a Richemont Nominee or a Richemont Observer in accordance with the Relationship Agreement will terminate (i) when Richemont Italia, together with its affiliates, ceases to own at least 10% of the Shares as a direct result of a disposal (as defined in the Relationship Agreement) by Richemont Italia or its affiliates that takes its ownership below such threshold, or (ii) from and after the date that Richemont Italia, together with its affiliates, ceases to own at least 5% of the Shares for any other reason.

Pursuant to the Relationship Agreement, Richemont Italia has agreed to use its reasonable efforts, subject to the Lock-Up Agreement (as defined below), to conduct any sales or transfers of Shares or ADSs held by Richemont Italia with a view to maintain an orderly market in the trading of the ADSs notwithstanding that such sales or transfers may be permitted under the Lock-Up Agreement and/or the Registration Rights Agreement (as defined below).

Pursuant to the Relationship Agreement, no limitations apply to Richemont Italia and its affiliates in exercising their voting rights or other shareholder rights and powers attached to any Shares held by Richemont Italia or its respective affiliates, as the case may be, as long as such exercise (i) is not inconsistent with or breaches any of the provisions of the Relationship Agreement, applicable laws and regulations (including relating to insider trading) or the Dutch Corporate Governance Code (including any applicable deviations), and (ii) does not prevent the Issuer from complying with its obligations under applicable laws and regulations or managing its affairs in accordance with the principles of good governance set out in the Dutch Corporate Governance Code or the NYSE listing rules.

LOCK-UP AGREEMENT

On the YNAP Acquisition Completion Date, Richemont Italia and the Issuer entered into a lock-up and leak-out agreement (the "Lock-Up Agreement"), pursuant to which Richemont Italia agreed, subject to certain exceptions, that, until the expiration of one year from the YNAP Acquisition Completion Date (the "Restriction Period"), Richemont Italia or any of its affiliates will not, without the prior written consent of the Issuer, offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction to the same effect) the Shares (including any ADSs issued in respect thereof) beneficially owned by Richemont Italia or its affiliates. Pursuant to the Lock-Up Agreement, after the expiration of the Restriction Period and for one year thereafter (the "Leak-Out Period"), Richemont Italia agreed, subject to certain exceptions, to only effect open market sales of the Shares (including any ADSs issued in respect thereof) in an aggregate daily amount of Shares (including any ADSs issued in respect thereof) not exceeding 15% of the average daily volume of the trading day on which the open market sales of the Shares (including any ADSs issued in respect thereof) occur. Pursuant to the MYT Holding Amended and Restated Registration Rights Agreement (as defined below), the Issuer may not amend or waive any provision of the Lock-Up Agreement except with the prior written consent of MYT Holding.

REGISTRATION RIGHTS AGREEMENT

On the YNAP Acquisition Completion Date, Richemont Italia and the Issuer entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which Richemont Italia is entitled to make a written demand for registration under the U.S. Securities Act of 1933, as amended (the "Securities Act") of all or part of the Shares held by the Richemont Group (a "Demand Registration"). However, the Issuer is not required to effect (i) more than three registrations pursuant to requests by Richemont Italia in any calendar year, or (ii) a registration of Shares if the fair market value thereof is less than $25 million and relates to less than 7.43% of the Richemont Group's Shares then outstanding. Subject to certain limitations, Richemont Italia has customary piggyback rights on registered offerings of Shares by the Issuer (including those effected by the Issuer for other shareholders, such as MYT Holding).

In addition, Richemont Italia has the right to request the Issuer to file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act covering the resale of all of the Shares held by the Richemont Group. However, the Issuer is not obligated to file any such registration statement if (i) Richemont Italia proposes to sell Shares and such other securities (if any) at an aggregate price to the public (net of any underwriters' discounts or commissions) of less than $25 million and (ii) Richemont Italia proposes to sell less than 7.43% of the Richemont Group's Shares then outstanding. The Issuer is not required to effect more than one underwritten offering until a period of 90 days has elapsed from the completion of the most recent underwritten offering, whether for the benefit of the Issuer, Richemont Italia or MYT Holding.

Any underwritten offering of the Issuer's equity securities will be subject to customary cutback provisions. Blackout periods may apply under certain circumstances. Pursuant to the Registration Rights Agreement, the Issuer has agreed to cooperate and use all reasonable best efforts to effect the applicable registration and consummate the applicable registered offerings and will pay the fees and expenses incurred in connection with such registrations and offerings (including fees of legal counsel).

The registration rights described above apply to the Shares and ADSs (if any) held by the Richemont Group.

Separately, on October 7, 2024, the Issuer amended and restated its existing registration rights agreement with MYT Holding (the "MYT Holding Amended and Restated Registration Rights Agreement"), which amendments and restatements became effective on the YNAP Acquisition Completion Date, pursuant to which the Issuer grants MYT Holding certain registration rights with respect to the Shares and ADSs (if any) held by MYT Holding.

REVOLVING FACILITY AGREEMENT AND RELATED GUARANTEE AND INDEMNITY AGREEMENTS

On the YNAP Acquisition Completion Date, The Net-A-Porter Group Limited (the "Borrower") and certain subsidiaries of YNAP (as guarantors) and Richemont International (as lender) (the "Lender") entered into a revolving facility agreement (the "Revolving Facility Agreement"). Pursuant to the Revolving Facility Agreement, the Lender agreed to make available a six-year secured revolving credit facility of EUR 100 million to the Borrower, which is an indirect wholly owned subsidiary of YNAP, to finance YNAP's and its subsidiaries' working capital requirements and other general corporate purposes (the "Revolving Facility"). Under the Revolving Facility Agreement, the Revolving Facility expires on the sixth anniversary of the YNAP Acquisition Completion Date. The Revolving Facility Agreement provides that borrowings under the Revolving Facility bear interest at the percentage rate per annum which is the aggregate of the applicable Margin and EURIBOR (each, as defined in the Revolving Facility Agreement). The Revolving Facility is subject to certain customary covenants and undertakings and borrowings thereunder may be prepaid in whole or in part under certain circumstances. The obligors' obligations under the Revolving Facility Agreement are secured by security interests granted over certain subsidiaries and assets of YNAP.

On the YNAP Acquisition Completion Date, the Borrower, certain subsidiaries of YNAP and the Lender entered into an English law-governed guarantee and indemnity agreement (the "English Guarantee and Indemnity Agreement") in respect of the Revolving Facility Agreement. Under the English Guarantee and Indemnity Agreement, each Guarantor (as defined in the English Guarantee and Indemnity Agreement) irrevocably and unconditionally guarantees to the Lender, subject to applicable guarantee limitations under local law, the punctual performance of the obligations of the obligors under the Revolving Facility Agreement.

Separately, on the YNAP Acquisition Completion Date, the Borrower, YNAP and the Lender have also entered into an Italian law-governed guarantee and indemnity agreement (the "Italian Guarantee and Indemnity Agreement") in respect of the Revolving Facility Agreement, on substantially the same terms as the English Guarantee and Indemnity Agreement. Pursuant to the Italian Guarantee and Indemnity Agreement, YNAP has also undertaken to comply and to procure that each of its subsidiaries comply with certain customary covenants and other undertakings included in the Revolving Facility Agreement.

ADDITIONAL INFORMATION

The foregoing descriptions of the Share Purchase Agreement, the Relationship Agreement, the Lock-Up Agreement, the Registration Rights Agreement, and the Revolving Facility Agreement and the related English Guarantee and Indemnity Agreement and Italian Guarantee and Indemnity Agreement (collectively, the "Agreements") are summaries of the material terms of the Agreements. As a result, such descriptions do not purport to be complete and are qualified in their entirety by the full terms and conditions of the Agreements, as applicable, which are filed herewith as Exhibits 99.4 to 99.10, respectively, and are incorporated herein by reference.

ITEMS 4(A) - (J) OF SCHEDULE 13D GENERALLY

Other than as described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they and their affiliates reserve the right to formulate such plans or proposals in the future. The Reporting Persons will continue to regularly review and assess their investment in the Issuer and depending on market conditions and other factors may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D. In particular, the Reporting Persons may make further acquisitions of Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. The Reporting Persons have discussed, and expect to discuss in the future, certain of these matters with the Issuer's management or directors, with other shareholders of the Issuer and with other interested stakeholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See items 7 through 13 of the cover pages to this Schedule 13D. Richemont Italia is a wholly owned subsidiary of Richemont International, which is a wholly owned subsidiary of CF Richemont. CF Rupert holds shares in CF Richemont representing approximately 11% of the capital of CF Richemont and approximately 51% of the voting rights in CF Richemont as of the date hereof. CF Rupert may be considered to be a beneficial owner of the Shares by virtue of its voting rights in CF Richemont. CF Richemont may be considered to be a beneficial owner of the Shares by virtue of its indirect ownership of all of the equity and voting power of Richemont Italia. The Shares beneficially owned by the Reporting Persons represent approximately 36.5% of the outstanding Shares of the Issuer, calculated based on an aggregate number of 136,374,256 Shares outstanding immediately following the completion of the YNAP Acquisition, as disclosed by the Issuer in its Report on Form 6-K furnished to the SEC on April 24, 2025. To the Reporting Persons' knowledge, no Shares are owned by any of the persons listed in Annex B.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 13 of the cover pages to this Schedule 13D. Richemont Italia has power both to dispose of and exercise the voting rights attributable to the Shares. CF Rupert may be deemed to control CF Richemont and CF Richemont may be deemed to control Richemont Italia. The Reporting Persons therefore share voting power and investment power with respect to the Shares. See Item 2 of this Schedule 13D for information on CF Rupert and the Richemont Entities.
Transactions in the class effected during the past sixty days: The response set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(c). Except as described herein, the Reporting Persons, and to their knowledge, the persons listed in Annex B, have not effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in Items 3, 4 and 5 and in the Agreements, which are incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
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Exhibit 99.1 - Joint Filing Agreement, dated as of April 29, 2025, among the Reporting Persons.

Filed herewith.

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Exhibit 99.2 - Annex A: Reporting Persons and Richemont Entities

Filed herewith.

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Exhibit 99.3 - Annex B: Directors and Officers of Richemont Entities and Partners of CF Rupert

Filed herewith.

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Exhibit 99.4 - Share Purchase Agreement, dated as of October 7, 2024, among Richemont Italia Holding S.p.A., MYT Netherlands Parent B.V. and Compagnie Financiere Richemont SA.

Incorporated by reference to Exhibit 2.1 of the Issuer's report on Form 6-K (No. 001-39880) furnished to the SEC on April 24, 2025. (*)(**)

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Exhibit 99.5 - Relationship Agreement, dated as of April 23, 2025, between MYT Netherlands Parent B.V. and Richemont Italia Holding S.p.A.

Incorporated by reference to Exhibit 10.4 of the Issuer's report on Form 6-K (No. 001-39880) furnished to the SEC on April 24, 2025. (*)(**)

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Exhibit 99.6 - Lock-Up Agreement, dated as of April 23, 2025, between Richemont Italia Holding S.p.A. and MYT Netherlands Parent B.V.

Incorporated by reference to Exhibit 10.6 of the Issuer's report on Form 6-K (No. 001-39880) furnished to the SEC on April 24, 2025. (**)

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Exhibit 99.7 - Registration Rights Agreement, dated as of April 23, 2025, between MYT Netherlands Parent B.V. and Richemont Italia Holding S.p.A.

Incorporated by reference to Exhibit 10.5 of the Issuer's report on Form 6-K (No. 001-39880) furnished to the SEC on April 24, 2025. (**)

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Exhibit 99.8 - Revolving Facility Agreement, dated as of April 23, 2025, among inter alios The Net-A-Porter Group Limited and Richemont International Holding S.A.

Incorporated by reference to Exhibit 10.1 of the Issuer's report on Form 6-K (No. 001-39880) furnished to the SEC on April 24, 2025. (*)(**)

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Exhibit 99.9 - English Guarantee and Indemnity Agreement in respect of a Revolving Facility Agreement, dated as of April 23, 2025, among inter alios The Net-A-Porter Group Limited, certain guarantors and Richemont International Holding S.A.

Incorporated by reference to Exhibit 10.2 of the Issuer's report on Form 6-K (No. 001-39880) furnished to the SEC on April 24, 2025. (*)(**)

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Exhibit 99.10 - Italian Guarantee and Indemnity Agreement in respect of a Revolving Facility Agreement, dated as of April 23, 2025, among inter alios The Net-A-Porter Group Limited, YNAP and Richemont International Holding S.A.

Incorporated by reference to Exhibit 10.3 of the Issuer's report on Form 6-K (No. 001-39880) furnished to the SEC on April 24, 2025. (*)

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(*) Certain confidential portions of this Exhibit were omitted by means of marking such portions with bracketed asterisks ("[***]") because the identified confidential portions (i) are not material and (ii) is the type of information that the Reporting Persons treat as private or confidential. Certain schedules and exhibits to this Exhibit have also been omitted on the grounds that they do not contain any material information.

(**) Certain personal information which would constitute an unwarranted invasion of personal privacy has been redacted from this Exhibit.

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## Signatures
- COMPAGNIE FINANCIERE RICHEMONT SA: /s/ Thomas Loest, Thomas Loest, General Counsel (04/29/2025)
- COMPAGNIE FINANCIERE RICHEMONT SA: /s/ Swen Grundmann, Swen Grundmann, Director of Corporate Affairs (04/29/2025)
- RICHEMONT ITALIA HOLDING S.P.A.: /s/ Thomas Loest, Thomas Loest, Director (04/29/2025)
- RICHEMONT ITALIA HOLDING S.P.A.: /s/ Axel Meyer, Axel Meyer, Director (04/29/2025)
- COMPAGNIE FINANCIERE RUPERT: /s/ Johann Rupert, Johann Rupert, General Managing Partner (04/29/2025)